UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIAS RENOVÁVEIS S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 08.439.659/0001-50

CPFL ENERGIA S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 02.429.144/0001-93

CPFL GERAÇÃO DE ENERGIA S.A.

Listed Company

Corporate Taxpayers ID. (CNPJ/MF): 03.953.509/0001-47

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Energias Renováveis S.A. (“Company” or “CPFL Renováveis”), complementing the Material Facts published on February 17 and September 9, 2014 and in compliance with article 157, paragraph 4, of Law 6,404 of September 15, 1976, as amended and in effect (“Brazilian Corporations Law”) and CVM Instruction 358 of January 3, 2002, as amended, hereby announce to their shareholders and the market the following:

On this date, the Extraordinary Shareholders Meetings of CPFL Renováveis and WF2 Holding S.A. (“WF2”) approved the Merger (“Merger”) with the Company, of WF2, which holds the entire capital stock of Dobrevê Energia S.A. (“DESA”), thus concluding, with effect from October 1, 2014, the Merger and the consequent dissolution of WF2, with DESA becoming a subsidiary of the Company in accordance with the association agreement signed on February 17, 2014 (“Association Agreement”) by the Company, CPFL Geração, a subsidiary of CPFL Energia, Arrow – Fundo de Investimento em Participações (“Arrow”), WF2 and DESA, which stipulated the terms and conditions of the association between DESA and the Company (“Association”).

As a result of the Merger, (i) sixty-one million, seven hundred fifty-two thousand, seven hundred eighty-two (61,752,782) book-entry common shares with no par value (“New Shares”) will be issued by the Company on October 1, 2014, which will be of the same type and class, and have the same rights and benefits entitled to other shares issued by the Company, free and clear of all and any encumbrance and lien, which will be allotted to Arrow in its capacity as the sole shareholder of WF2. The swap ratio was freely negotiated between the Company and Arrow and is considered just and fair to their shareholders.

The approval of the Merger will not entitle withdrawal rights to Arrow, the sole shareholder of WF2, since Arrow approved the Merger without any restrictions, or withdrawal rights to the shareholders of the Company, pursuant to applicable law.

São Paulo, September 30, 2014.

Carlos Wilson Ribeiro

Chief Financial and Investors Relations Officer

CPFL Energias Renováveis S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Geração de Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.